Exhibit 99.2

December 12, 2012

Boards of Directors

First Charter, MHC

Charter Financial Corporation

CharterBank

1233 O.G. Skinner Drive

West Point, Georgia 31833

Re:	Plan of Conversion and Reorganization

First Charter, MHC

Charter Financial Corporation

Members of the Boards:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion and Reorganization (the “Plan”) adopted by the Boards of Directors of First Charter, MHC (the “MHC”) and Charter Financial Corporation (the “Mid-Tier”). The Plan provides for the conversion of the MHC into the full stock form of organization. Pursuant to the Plan, the MHC will be merged into the Mid-Tier and the Mid-Tier will merge with Charter Financial Corporation, a newly-formed Maryland corporation (the “Company”) with the Company as the resulting entity, and the MHC will no longer exist. As part of the Plan, the Company will sell shares of common stock in an offering that will represent the ownership interest in the Mid-Tier now owned by the MHC.

We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Account Holders; (2) Tax-Qualified Plans; (3) Supplemental Eligible Account Holders; and (4) Other Members. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community and syndicated or firm commitment underwritten offerings, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)	the subscription rights will have no ascertainable market value; and,

(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,

RP Financial, LC.

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 600	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com